FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, which is hereby incorporated by reference as Exhibit 23.2 to the Registration Statement on Form F-3 (File No. 333-144909) of Excel Maritime Carriers Ltd.

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We  consent to the reference to our firm under the  caption “Experts” in the Registration Statement on Form F-3 (File No. 333-144909) and related Prospectus of Excel Maritime Carriers Ltd. for the registration of up to $500,000,000 of its common shares, preferred shares, debt securities, warrants, purchase contracts and/or units and to the incorporation by reference therein of our reports dated April 24, 2009, with respect to the consolidated financial statements of Excel Maritime Carriers Ltd., and the effectiveness of internal control over financial reporting of Excel Maritime Carriers Ltd., included in its Annual Report (Form 20-F) for the year ended December 31, 2008 filed with the SEC on May 1, 2009.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
May 12, 2009
Athens, Greece

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: May 13, 2009	By: /s/ Lefteris Papatrifon
Lefteris Papatrifon
Chief Financial Officer

SK 02545 0001 995324